August 1, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Anu Dubay

Re:	Pear Tree Funds
File Nos. 333-102055 and 811-03790

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”) and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On July 11, 2018, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s Post-Effective Amendment (the “Amendment”) to its Registration Statement on Form N-1A (the “Registration Statement”), amendment no. 64 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 66 under the 1940 Act.  The Amendment was filed with the Commission on June 1, 2018 under Rule 485(a)(1) of the Securities Act.  We are responding on behalf of the Registrant to those comments.

Each of your comments is printed below in italics.  The Registrant’s response follows in regular type.

1.       With respect to each Pair Tree Fund, please confirm that the fee waiver agreement referenced in its respective Fee Table is or will be on file an as exhibit to the Registration Statement.

The Registrant confirms that immediately after the filing of Amendment No. 65 to the Registration Statement under the Securities Act, the Registrant will have on file as exhibits to the Registration Statement copies of all currently applicable fee waiver and/or expense reimbursement agreements.

2.       With respect to each Pair Tree Fund, please disclose any ability of Pear Tree Advisors, Inc. (the “Manager”) to recoup waived and/or reimbursed expenses and briefly describe the terms within the footnote.

The Registrant confirms that no fee waiver and/or expense reimbursement agreement currently applicable to any Pear Tree Fund includes any term providing for expense recoupment by the Manager or any of its affiliates.

U.S. Securities and Exchange Commission

August 1, 2018

3.        The Summary Section of the Prospectus applicable to Pear Tree Polaris Small Cap Fund (“Small Cap Fund”), in the section “Principal Investment Strategies,” states that Small Cap Fund may utilize options on existing security positions or indexes. Please confirm that for purposes of complying with Section 35(d) of and Rule 35d-1 under the 1940 Act, derivatives counted towards the 80% requirement are valued at “marked-to-market” rather than at their notional value.

The Registrant confirms that derivatives counted towards the 80-percent requirement under Rule 35d-1(a)(2)(i) are valued using their present market value, or fair value (i.e., marked-to-market), rather than their notional value.

4.       In the section “Calculation of Net Asset Value,” the Registrant discloses that derivatives are valued using their present market value or fair value, but it does not state for what purpose(s). Please clarify.

The Registrant believes that the current disclosure accurately describes the Registrant’s purpose of valuing derivatives using their present market value or fair value. The initial sentence of that paragraph states in relevant part “[i]n determining a Pear Tree Fund’s net asset value for purposes of selling, redeeming and exchanging Pear Tree Fund shares, as well for complying with limitations on portfolio holdings . . . .”

5.        For each Pear Tree Fund that identifies quantitative investing risk as part of its “Principal Investment Risks,” please state in the “Principal Investment Strategies” sections that the Pear Tree Fund uses quantitative investment models.

Registrant has made the change as requested.

6.       The Summary Section of each Pear Tree Fund, “Principal Investment Risks,” states that a principal investment risk of each Pear Tree Fund is “Sector Risk.” Please disclose in the “Principal Investment Risks” section of each Pear Tree Fund the specific sector or sectors that pose a risk to each Pear Tree Fund and the risks of investing in that sector or those sectors.

As previously discussed with the Staff, the Registrant’s position has been, and continues to be, that its current disclosure with respect to each Pear Tree Fund’s investments in certain industry sectors is consistent with Item 9(b), instruction 4 to Form N-1A.

7.        With respect to Pear Tree Quality Fund (“Quality Fund”), please include in the sections of the Registration Statement responding to Items 4 and 9 of Form N-1A, a definition of what the Registrant means by the term “Quality.” The Staff notes that the definition should correspond with the target fund’s prospectus, which includes a definition of “quality.”

The Registrant believes that the current description of Quality Fund’s principal investment strategies in response to Items 4 and 9 already provides a description of what the Registrant means by the term “quality.” Among other things, that description states that Quality Fund will invest principally in “large companies” (as defined) as well as in the securities of a “well-managed mutual fund,” which could reasonably be considered as indicia of quality.

U.S. Securities and Exchange Commission

August 1, 2018

The Registrant recognizes that the current prospectus of Quality Fund’s target fund states that the investment manager of the target fund seeks to achieve that fund’s investment objective by investing primarily in equities of companies that the manager believes to be “high quality,” and then defines what it means by “high quality.” The Registrant does not use the term “high quality” nor state that it invests in securities of companies that it believes are high quality.

8.        The fee table of the Prospectus applicable to Pear Tree PanAgora Emerging Markets Fund (“Emerging Markets Fund”) states that the Acquired Fund Fees and Expenses are 0%. If true, please remove this row in its entirety.

The Registrant has made the change as requested.

9.        The Summary Section of the Prospectus applicable to Emerging Markets Fund, in “Principal Investment Strategies,” states that Emerging Markets Fund may invest more than 25 percent of its assets in a particular region. If Emerging Markets Fund is more than 25 percent invested in a particular region, please disclose the specific region or regions in the “Principal Investment Strategies” section and identify the risks of the particular region in the “Principal Investment Risks” section.

The Registrant believes that the current description of Emerging Markets Fund’s “Principal Investment Strategies” is accurate. From time to time, Emerging Markets Fund may invest a significant portion of its assets in a particular geographic region. It does not, however, have a principal investment strategy of investing more than 25 percent of its assets in a particular geographic region.

10.         “Principal Investment Strategies” in the Summary Section of the Prospectus applicable to both Pear Tree Polaris Foreign Value Fund (“Foreign Value Fund”) and Pear Tree Polaris Foreign Value Small Cap Fund (“Foreign Value Small Cap Fund”) in their respective “Principal Investment Strategies” sections, mention the use of “a collective investment fund.” Please clarify the singularity of the collective investment fund.

The Registrant believes that its use of the term “collective investment fund” accurately reflects that the Registrant may invest in one or more collective investment funds. The Registrant notes that the term is included within the definition of “foreign markets issuer,” which grammatically requires that each example of such an issuer also be singular. Moreover, as each of Foreign Value Fund and Foreign Value Small Cap Fund may invest is more than one foreign markets issuer, each such fund may invest in more than one collective investment fund that qualifies as a foreign market issuer. For clarity, however, the Registrant has modified “Principal Investment Risks” for each Fund to reflect that the Fund’s may, at any one time, be exposed to the risks of investing in more than one collective investment fund.

U.S. Securities and Exchange Commission

August 1, 2018

11.       The Summary Section of the Prospectus applicable to Small Cap Fund, in “Principal Investment Strategies,” states that Small Cap Fund invests at least 80 percent of its net assets in certain securities, including certain “collective investment funds (registered and/or unregistered).” Please clarify whether Small Cap Fund may invest in registered collective investment funds or unregistered collective investment funds.

The Registrant believes that the current description of Small Cap Fund’s principal investment strategies is accurate, including the description of the types of collective investment funds in which it may invest. For clarity, however, the Registrant has modified the disclosure referred to by the Staff to make clear that Small Cap Fund may invest in business development companies, a type of registered collective investment fund.

12.        The Summary Sections of the Prospectuses applicable to Foreign Value Fund and Foreign Value Small Cap Fund state in “Principal Investment Risks” that each Fund may focus “its investments in a particular geographic region or country” and “Principal Investment Strategies” sections state that the Funds may be invested in 15 or more foreign countries. Please clarify whether Foreign Value Fund and/or Foreign Value Small Cap Fund may focus its investments in one foreign country.

The Registrant believes that the current description of regional and country risks in each of Foreign Value Fund’s and Foreign Value Small Cap Fund’s “Principal Investment Risks” is accurate. The risk factor “Regional/Country Focus” is intended to inform an investor that the more the Fund invests in a particular region or country, the more exposure the Fund has to the risks associated with that region or country. If the Fund had a policy of concentrating its investments in a particular region or country, it would disclose as much in the section “Principal Investment Strategies.”

13.        In the Summary Section of the Prospectus for Quality Fund, in “Portfolio Management,” please clarify whether there is one portfolio manager or two portfolio managers working as a team. If there are two portfolio managers, please state that they are jointly and primarily responsible. If there is one portfolio manager, please identify such person as the person who is primarily responsible for the Fund’s portfolio management.

The Registrant has modified its disclosure relating to the duties of Quality Fund’s investment manager and the sub-adviser, and has incorporated the Staff’s comment into such disclosure.

14.        In “How to Redeem” in the “Payment of Redemption Proceeds,” it states that each Pear Tree Fund may delay payment of redemption proceeds from shares purchased by check until the check clears, which may take “seven business days or longer.” Please identify the longest number of days the payment may take.

Registrant has made the change as requested.

U.S. Securities and Exchange Commission

August 1, 2018

15.        In the Statement of Additional Information under “Investments in Other Collective Investment Funds,” there is a reference to business development companies (“BDCs”). For each Pear Tree Fund, please confirm whether the expenses of each BDC are included as “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” in response to Item 3, Instruction 3(f)(i) of Form N-1A.

The Registrant confirms that the expenses of each BDC held by a Pear Tree Fund are included in “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” in response to Item 3, Instruction 3(f)(i) of Form N-1A.

16.        In the Statement of Additional Information, under “Investment Restrictions on the Pear Tree Funds,” in applying the concentration policy to any Pear Tree fund, please add a disclosure stating that each Pear Tree Fund will consider the concentration of underlying funds in which they investment when applying their own concentration policy.

As previously discussed with the Staff, the Registrant respectfully declines to make the change as requested. None of the Pear Tree Funds currently holds shares of another Pear Tree Fund, that is, a fund that is part of the “same group of investment companies,” as that term is defined in Section 12(d)(1)(G) of the 1940 Act. As a result, the Registrant does not have current access to the portfolio holding shares of the underlying funds, and thus, cannot make the determination requested by the Staff.

* * *

Please call me at (617) 338-2961 if you have questions or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt

JH/hex

Cc:	Deborah A. Kessinger, Pear Tree Advisors, Inc.
Marissa L. Henry